Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MDA Space Ltd. (“MDA Space” or the “Company”)
7500 Financial Drive

Brampton, ON, Canada

L6Y 6K7

Item 2.	Date of Material Change

July 8, 2026

Item 3.	News Release

News releases relating to the material change were disseminated through recognized newswires on July 8, 2026, July 9, 2026 and July 14, 2026. Copies of the news releases have been filed under MDA Space’s profile on SEDAR+ at www.sedarplus.ca.

Item 4.	Summary of Material Change

On July 8, 2026, the Company announced that it had entered into a firm and irrevocable offer to acquire a majority interest in Collecte Localisation Satellites (“CLS”) for approximately €567 million (C$920 million) in cash (subject to adjustments) (the “Acquisition”).

In connection with the Acquisition, the Company entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and RBC Capital Markets, as joint lead bookrunners, and J.P. Morgan, Scotiabank and BofA Securities, as joint active bookrunners (collectively, the “Underwriters”), who agreed to purchase, on a bought deal basis, 20,000,000 common shares of the Company (the “Common Shares”) at a price of US$35.60 per Common Share (the “Offering Price”), for aggregate gross proceeds of US$712 million (the “Offering”). On July 9, 2026, the Company announced that the Underwriters agreed to increase the size of the Offering to 23,000,000 Common Shares for aggregate gross proceeds of US$819 million. The Offering was completed on July 14, 2026.

The net proceeds of the Offering are intended to fund a portion of the purchase price of the Acquisition, the repayment of all or a portion of CLS’ existing indebtedness (if the Company is unable to arrange on behalf of CLS as borrower debt financing to repay such indebtedness), and/or related financing fees and transaction expenses.

Item 5.	Full Description of Material Change

The Acquisition

On July 8, 2026, the Company announced that it had entered into a firm and irrevocable offer to acquire a majority interest in CLS for approximately €567 million (C$920 million) in cash (subject to adjustments). Pursuant to the Acquisition, at completion, the Company will acquire an approximately 70% interest in CLS from the shareholders of CLS’ parent company, while the Centre national d’études spatiales, the French space agency, will retain an approximately 30% interest in CLS. In addition to the purchase price of the Acquisition, in the event that CLS is unable to refinance its existing indebtedness at closing, the Company will fund approximately €198 million to retire such existing indebtedness.

In accordance with applicable French law, the signing of the definitive securities purchase agreement in respect of the Acquisition remains subject to the information and consultation procedures of relevant employee representative bodies.

Subject to receiving all required regulatory approvals and completion of the above-mentioned mandatory information and consultation procedures, the Acquisition is expected to be completed by the end of 2026 or early 2027.

Bought Deal Equity Financing

On July 8, 2026, in connection with the Acquisition, the Company entered into an agreement with the Underwriters pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 20,000,000 Common Shares of the Company at the Offering Price for aggregate gross proceeds of US$712 million. On July 9, 2026, the Company announced that the Underwriters agreed to increase the size of the Offering to 23,000,000 Common Shares of the Company at the Offering Price for aggregate gross proceeds of US$819 million. Additionally, MDA Space has granted the Underwriters an over-allotment option (the “Option”) to purchase up to an additional 3,450,000 Common Shares, representing 15% of the total number of Common Shares issued in connection with the Offering. The Option is exercisable in whole or in part at any time up to 30 days following the closing of the Offering. On July 14, 2026, MDA Space announced the closing of the Offering.

MDA Space intends to use the net proceeds of the Offering to fund a portion of the purchase price of the Acquisition, the repayment of all or a portion of CLS’ existing indebtedness (if the Company is unable to arrange on behalf of CLS as borrower debt financing to repay such indebtedness), and/or related financing fees and transaction expenses.

The Company filed a preliminary prospectus supplement to its short form base shelf prospectus dated August 7, 2025 (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada and with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (as amended by Amendment No. 1 thereto, the “Registration Statement”) under the U.S.-Canada multijurisdictional disclosure system. The Company subsequently filed a final prospectus supplement dated July 9, 2026 (the “Final Supplement”, and together with the Shelf Prospectus, the “Supplemented Prospectus”) to the Shelf Prospectus in respect of the Offering with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC.

The Offering was made in Canada only by means of the Supplemented Prospectus and in the United States by means of the Registration Statement. Copies of the Supplemented Prospectus and the amended and restated underwriting agreement (the “Underwriting Agreement”) can be found on SEDAR+ at www.sedarplus.ca and a copy of the Registration Statement, the Supplemented Prospectus and the Underwriting Agreement can be found on EDGAR at www.sec.gov.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

David Snarch
Vice President, General Counsel and Corporate Secretary

(905) 790-2800

Item 9.	Date of Report

July 20, 2026

Forward-Looking Information

This report contains forward-looking information and forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, which reflects the Company’s current expectations regarding future events. These forward-looking statements include, but are not limited to, statements regarding: the Acquisition, the terms of the Acquisition, the intended use of proceeds of the Offering, the anticipated timing for the closing of the Acquisition and the conditions to the closing of the Acquisition. There can be no assurance that: (i) the Acquisition will be completed on the anticipated timeline, or at all, and the closing of the Acquisition may be delayed or may not occur within the anticipated timeframe or at all; (ii) the conditions to the closing of the Acquisition will be satisfied, including the receipt of all required regulatory approvals and completion of the mandatory information and consultation procedures, and the failure to obtain any such approvals or satisfy any such conditions could delay or prevent the closing of the Acquisition; and (iii) the net proceeds of the Offering will be used as described in this report, as actual use of proceeds may vary depending on, among other things, the timing and completion of the Acquisition and operating requirements.

All forward-looking statements are based on assumptions and analyses made by MDA Space in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties and other factors which may cause the actual results, performance or achievements of MDA Space to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation the risk that the Acquisition will not be completed on the anticipated timeline or at all, the risk that conditions to the closing of the Acquisition will not be satisfied, including the receipt of all required regulatory, governmental and third-party approvals, and the risks and uncertainties detailed under the “Risk Factors” section of MDA Space’s annual information form dated March 4, 2026 and the Final Supplement. Although MDA Space believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information included within this report. These forward-looking statements speak only as of the date of this report. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.